SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 8)

            Under the Securities Exchange Act of 1934

                  THE SEIBELS BRUCE GROUP, INC.
                        (Name of Issuer)

              COMMON STOCK, $1 PER SHARE PAR VALUE
                 (Title of Class of Securities)

                           816006-10-0
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        November 6, 1995
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        Page 1 of 7 Pages

CUSIP No. 816006-10-0                             Page 2 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                             (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     6,200

8.   SHARED VOTING POWER
     8,333,000

9.   SOLE DISPOSITIVE POWER
     6,200

10.  SHARED DISPOSITIVE POWER
     8,333,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,339,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     49.88%

14.  TYPE OF REPORTING PERSON:
     IN
CUSIP No. 816006-10-0                                  Page 3 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     4,175,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     4,175,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     4,175,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     24.97%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 816006-10-0                                  Page 4 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                             (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     4,175,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     4,175,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     4,175,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     24.97%

14.  TYPE OF REPORTING PERSON:
     CO



CUSIP No. 816006-10-0                             Page 5 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     8,333,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     8,333,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     8,333,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     49.85%

14.  TYPE OF REPORTING PERSON:
     CO

                                                  Page 6 of 7


                          SCHEDULE 13D
                        (Amendment No. 8)


     NOTE: All capitalized terms used in this Amendment No. 7 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa and Abdullatif Ali Alissa Est. (the "Establishment") on Schedule 13D dated January 11, 1994 and amended by Amendment No. 1 to Schedule 13D dated January 24, 1994, Amendment No. 2 dated June 28, 1994, Amendment No. 3 dated October 19, 1994, Amendment No. 4 dated December 14, 1994, Amendment No. 5 dated February 13, 1995, Amendment No. 6 dated September 27, 1995 and Amendment No 7 dated September 30, 1995. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 4.   Purpose of Transaction.

     On November 6, 1995, Saad A. Alissa and Abdullatif Ali Alissa Est. (together, the "Purchasers") filed a demand for arbitration with the American Arbitration Association and The Seibels Bruce Group, Inc. ("SBGI"). In such demand, the Purchasers contend that SBGI has breached the Stock Purchase Agreement dated December 22, 1993 (the "PurchaserAgreement") by (i) failing to pay a demand note (the "Demand Note") in the amount of $439,167, as of December 31, 1994, plus accrued interest, (ii) failing to comply with its obligations concerning the size and membership of the Board of Directors and
(iii) failing to comply with its good faith obligation under the Purchase Agreement to act in the best interest of the shareholders.

     The Purchasers are seeking relief in the form of (i) monetary damages in the amount of $439,167, plus accrued interest, on the Demand Note, (ii) a determination that the Purchasers are entitled to designate additional directors, (iii) a determination that the voting and sale restrictions on the Purchasers shares of Common Stock purchased under the Purchase Agreement are null and void and (iv) such other relief as is appropriate.

Item 5.   Interest in Securities of the Issuer.

     The following table sets forth information with respect to all transactions effected by and on behalf of the Filing Persons since the last transaction reported in the last amendment
(Amendment No. 7) to this Schedule 13D.

             Number                            Price
Trade        of         Type of Transaction    Per
Date         Shares                            Share
11/09/95     3000       Open Market Sale       1.500
11/09/95     7000       Open Market Sale       1.375
11/10/95     7000       Open Market Sale       1.375

                                                  Page 7 of 7

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.




                                   ABDULLATIF ALI ALISSA EST.



Dated:         11/16/95                  By: /s/ Saad A. Alissa
                                   Saad A. Alissa, President



Dated:         11/16/95                  By:/s/ Saad A. Alissa
                                   Saad A. Alissa, (Individually)



                                   GENERAL INVESTORS LIMITED



Dated:         11/16/95                     By:/s/ Saad A. Alissa
                                   Saad A. Alissa, Secretary



                                   FINANCIAL INVESTORS LIMITED



Dated:         11/16/95                  By:/s/ Saad A. Alissa
                                   Saad A. Alissa, Secretary